PaulHastings /
Paul, Hastings, Janofsky & Walker LLP
75 East 55th Street, New York, New York, 10022-3205 telephone 212-318-6000 / facsimile 212-319-4090 / internet www.paulhastings.com

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VIA EDGAR AND FACSIMILE
-----------------------

U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Withdrawal of S-8 POS (Accession No. 0001116679-05-000069) Bioenvision, Inc., CIK No.: 0001028205
        Securities Act File No.: 333-113094
        -------------------------------------------------------------

Ladies and Gentlemen:

On January 6, 2005 we filed Post-Effective Amendment No. 1 to Form S-8 Registration Statement (the "Filing"). The word "Independent" was mistakenly omitted before "Registered Public Accounting Firm" in the description of Exhibit No. 23.1 under Item 8 and the Index to Exhibits. Accordingly, we request the withdrawal of the Filing.

Please forward a copy of the Commission's order granting the withdrawal via facsimile, to my attention at (212)319-4090. Please direct any questions you may have with respect to this application to me at (212)318-6739. Thank you for your assistance in this matter.

Very truly yours,

/s/ Amy Rosenberg
Amy Rosenberg
for Paul, Hastings, Janofsky & Walker LLP